Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Ann Vezina Letter to Existing HCMS Clients:
Subject Box:  Xerox-ACS is Great News for ACS HCMS Clients

A lot of the media and industry buzz and speculation have been focused on what the ACS-Xerox deal will mean for ACS Human Capital Management clients.  Let me set the record straight:

Xerox-ACS is great news for you and our other HCMS Clients.  Why?  Because once ACS and Xerox are fully integrated in 2010, no one else in the industry will come close to matching the focus and commitment; strategic power; and innovation the combined companies will bring to you:

1.  Focus and Commitment

HCMS is a focused strategic growth area for both companies.  One of the reasons Xerox wanted ACS was because we have a much greater market presence in some areas (such as HCMS) than they do.  Each company will bring strength to the other.  ACS will gain an instant global presence.  Xerox will gain a much more diverse line of enterprise-level services to complement its core document technology and management business.  You will continue to seamlessly receive world-class Human Capital Management services that will only get better as we leverage each other’s strengths for you.  One example of this focus is information management.  Xerox is a global leader in information management…something that is also critical for successful HR delivery.  ACS has developed world class technology in our HCMS segment that is focused on getting the right information to the right audience in the most effective manner possible.  This also remains one of the most difficult challenges faced by your HR teams in serving your associates and our new organization will be very focused on leveraging the “best of breed” approaches to generate greater efficiency and effectiveness for you and your associates.

2.  Strategic Power

Before the acquisition was announced, ACS was already in a class by itself in the HCMS space, offering HRO, TBO, Learning and Consulting (Buck Consultants) under one roof.  Having global scale means everything in the HCMS business.  Without ACS, Xerox is already a global giant, ranked 147 on the Fortune 500 list. With ACS, the company will be a $22 billion bigger giant, providing unequaled global market power.  It means you will soon be served by one of the most renowned, admired and iconic business service brands in the world, allowing us to provide a broader service model for you.

3.  Innovation

With the tremendous global brand strength of Xerox behind us, we are committed to investing even more in developing innovative, technology-focused solutions in the HCMS area.  Xerox invests nearly $900 million annually in new product and service research and development.  Owner of 8,900 patents, Xerox has been one of the world’s most innovative companies since inventor Chester Carlson’s first Xerox® copy machine went on the market in 1959.  What does that mean to you?  It means benefitting from an exciting, unmatched flow of cutting-edge HCMS technology.

What’s Next?

ACS will be a separate business unit within Xerox, with our executive team still intact.  Lynn Blodgett will report to Ursula Burns, CEO for Xerox, as a separate line of business. ACS will be renamed ACS, a Xerox company, and we will maintain our headquarters in Dallas as well as our operations around the world.  This will ensure a smooth transition, to which I am personally committed to ensure that there will be no disruption to your service.

Together with Xerox, ACS will be able to grow and scale in incredible ways.  By leveraging Xerox’s record of innovation, and R&D investments, we will be able to offer more comprehensive technology solutions in all Human Capital Management service areas.  In short, the combination of Xerox and ACS will more strongly establish a complete global Human Capital Management solutions provider that surpasses every competitor and sets a new standard for technology and innovative service offerings.

Warm Regards,

Ann Vezina, Group President, ACS Enterprise Solutions & Services

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.